Exhibit 77(e)(6)

SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

NWQ INVESTMENT MANAGEMENT COMPANY, LLC

Series	Annual Sub-Adviser Fee (as a percentage of average daily net assets)
ING SmallCap Value Multi-Manager Fund	0.50% on the initial $150 million; 0.60% thereafter at any aggregate asset level